UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 1

            Under the Securities Exchange Act of 1934



                    SEIBELS BRUCE GROUP, INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $1.00 per share
_________________________________________________________________
                  (Title of Class of Securities


                           816006-20-9
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                       SEPTEMBER 10, 2003
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Bridget B. Baird, as Successor Trustee under an Agreement
    With Cameron Baird dated 12/23/38

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          254,495
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            254,495

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,495

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.250%

14.  TYPE OF REPORTING PERSON*

     IN, OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Anne S. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          60,290
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            60,290

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,290

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.770%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Jane D. Baird

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          97,100
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            97,100

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.240%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 1

     The Reporting Persons previously reported ownership of 403,777 Shares of the Issuer in a Schedule 13D filed on May 13, 2003 with the Securities and Exchange Commission (the ?Original
Schedule 13D?). Since the filing of the Original Schedule 13D, three of the Reporting Persons have purchased additional Shares. The cover pages for the three Reporting Persons who purchased additional Shares are hereby amended to read as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other items remain unchanged, and are incorporated by reference.

NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE ?REPORTING PERSONS?) SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A ?PERSON? WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE ?ACT?), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

Item 3 is hereby amended to add the following:

The following table shows the approximate amounts of funds paid for the Shares by the Reporting Persons (which only includes the amounts of funds paid by the Reporting Persons since the filing of the Original Schedule 13D).

       Bridget B. Baird, as         $ 47,966
       Successor Trustee

       Anne S. Baird                   1,120

       Jane D. Baird                 120,460


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 495,785 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Aries Hill Corp.                       5,000           0.064%

Brent D. Baird                        78,900           1.007%

Bridget B. Baird, as                 254,495           3.250%
Successor Trustee

Anne S. Baird                         60,290           0.770%

Jane D. Baird                         97,100           1.240%
                                     _______          _______

                      TOTAL          495,785           6.331%


  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,831,690 Shares.

(b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following purchases of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Purchase In The              Number of       included)
    Name Of         Date     Shares


Jane D. Baird     7/28/03     10,000         2.025
                  7/30/03      5,000         1.85
                  8/1/03       2,500         1.90
                  8/6/03       6,200         1.95
                  8/19/03        800         1.90
                  8/26/03      6,000         1.8958
                  9/10/03      6,000         1.95
                  9/15/03      2,500         1.85
                  9/17/03      7,000         1.8357


All transactions were effectuated through open-market purchases.

(d) Not applicable

(e) Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 24th day of September, 2003.


Bridget B. Baird, as
Successor Trustee; Anne S. Baird;
and Jane D. Baird


By: s/Brian D. Baird
      Brian D. Baird, as Attorney-in-fact